SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant’s name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC (Registrant)

By:	/s/ PETER ALLEN
Peter Allen Chief Financial Officer

Dated: 19 August, 2003

Embargoed for release at 7am

19 August 2003

CELLTECH GROUP PLC

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2003

As a leading European biotechnology company with a strong R&D-centred business model, Celltech is well positioned in its goal of becoming a global biotechnology leader. Celltech has in place a number of important features to facilitate this transition, in particular its self-financing profile and its emerging specialist marketing capabilities, which will enable it to fully capitalise on the launch of its own biotechnology products.

In the near term this transition will be achieved through the successful development and commercialisation of CDP 870 alongside Pfizer, the world’s leading pharmaceutical company. In parallel, Celltech continues to build long-term shareholder value through the accelerated development of its early stage pipeline. Celltech has achieved a high and sustained level of productivity in its research activities, which will both replenish and grow its early stage development pipeline and create substantial future value for shareholders. In order to maximise the value creation for its shareholders, Celltech will prioritise its R&D resources towards its most exciting opportunities, and will continue to partner selected programmes with leading companies whose critical expertise and resources will enable leverage of the maximum value from these products.

Highlights in the first half of 2003 are as follows:

•	Strong financial performance: net profit before tax (excluding exceptional items and goodwill) increased by 76% to £20.9 million.
•	CDP 870 Phase III in Crohn’s disease on track: Phase III development, incorporating patient stratification using C-reactive protein levels, scheduled to start during the second half of 2003. In light of the more attractive profile of CDP 870 in Crohn’s disease, remaining activities with CDP 571 have been discontinued.
•	Further progress in early stage pipeline: four products scheduled to enter Phase I testing during 2003. CDP 791 (cancer) and CMC-544 (Non-Hodgkin’s lymphoma) have recently entered Phase I trials, with CDP 484 and CDP 323 scheduled to enter Phase I trials during the second half of 2003. In addition, several new products are expected to enter preclinical development during the next 12 months.
•	Successful acquisition of Oxford GlycoSciences (OGS): high quality oncology and inherited storage disorder programmes to be retained, with integration activities due to be substantially completed by the end of 2003.
•	Strategic review: following the appointment of Dr. Goran Ando in April 2003, Celltech has begun implementation of a number of initiatives designed to streamline its pharmaceuticals business and further strengthen its R&D capabilities, resulting in exceptional charges totalling £18.8 million in the first half of 2003.

Dr. Goran Ando, Chief Executive Officer, commented: “Celltech has truly world-class scientific capabilities, with substantial opportunities to build a leading position in the treatment of immune and inflammatory disorders and a credible global presence in oncology. During the next few years we will substantially strengthen our development and commercialisation capabilities to ensure we fully capitalise on the value generated from our pipeline. I am delighted with the continued strong financial performance seen in the first half of 2003, which underpins our self-financing profile. Notwithstanding the recent disappointments in two of our partnered programmes, our pipeline continues to be strong and will enable us to create substantial long-term value for shareholders.”

Financial results

•	Turnover: £158.1 million (+8% at constant exchange rates)
–	Product sales: £111.4 million (+0% at CER)
–	Royalty income: £46.7 million (+34% at CER)

•	Operating profit before other income (pre exceptional items and goodwill): £19.4 million (+92%)
•	Net profit before taxation (pre exceptional items and goodwill): £20.9 million (+76%)
•	Earnings per share (pre exceptional items and goodwill): 6.4p (+78%)
•	Exceptional restructuring charges of £18.8 million (see below)
•	Net funds at 30 June 2003: £156.5 million, including £31 million PowderJect convertible debt due for early repayment in September 2003.

Turnover grew by 8% to £158.1 million (2002: £146.5 million at CER), with product sales remaining steady at £111.4 million and strong growth in royalty income to £46.7 million (2002: £34.9 million at CER), primarily driven by growth in antibody engineering revenues. The impact of the weakening US dollar has been partially mitigated by gains on foreign exchange contracts of £5.8 million, included within royalty income. Operating profit, excluding other income, exceptional items and goodwill, showed strong growth to £19.4 million, driven primarily by efficiencies introduced into the US pharmaceutical business during the second half of 2002 and the growth in royalty income.

Development pipeline

Recent advances in Celltech’s pipeline products include the following highlights:

•	CDP 870 – new anti-TNF-alpha therapy for inflammatory diseases

Celltech plans to initiate Phase III development of CDP 870 in Crohn’s disease during the second half of 2003. The Phase III programme will involve over 1000 patients in total and will incorporate both acute and chronic clinical endpoints. Phase II data in Crohn’s disease presented at the recent Digestive Disease Week (DDW) meeting highlighted that treatment with CDP 870 may be especially beneficial in those patients with elevated levels of C-reactive protein (CRP), a commonly measured inflammatory marker. In light of this finding, the Phase III programme will incorporate patient stratification using baseline CRP levels when determining response to treatment with CDP 870.

Pfizer continues to conduct a large Phase III programme with CDP 870 in rheumatoid arthritis (RA), assessing its efficacy with regard to both signs and symptoms and structural damage.

•	CDP 791 – potent angiogenesis inhibitor

CDP 791, a PEGylated antibody fragment targeting the VEGF pathway, recently entered Phase I clinical trials. As previously highlighted, Celltech is currently discussing potential partnerships with companies possessing substantial skills and resources in oncology development, in order to maximise the value from this programme.

•	CMC-544 – new approach for Non-Hodgkin’s lymphoma

This antibody-targeted cytotoxic treatment was recently entered into Phase I clinical trials in Non-Hodgkin’s lymphoma by Celltech’s partner, Wyeth.

•	PDE4 – novel oral treatment for respiratory diseases

Following the discontinuation of Phase II trials in asthma and COPD with their lead PDE4 inhibitor, Merck continue to progress back up compounds in Phase I clinical trials, which Celltech believes are encompassed within the existing collaboration.

•	CDP 484 – potent anti-inflammatory treatment

CDP 484, a PEGylated antibody fragment targeting the inflammatory cytokine interleukin-1-beta, is planned to enter Phase I trials for RA in the second half of 2003. CDP 484 will be studied in a broad population of RA patients, with a particular focus on the large and rapidly growing segment of patients eligible for treatment with biological agents who fail to respond to anti-TNF-alpha therapies.

•	CDP 323 – novel oral treatment for inflammatory diseases

CDP 323, a potent oral inhibitor of alpha-4 integrins, is scheduled to enter Phase I trials in the second half of 2003. Celltech intends to explore the utility of CDP 323 in a wide range of inflammatory disorders, including RA, multiple sclerosis (MS) and inflammatory bowel disease (IBD).

In addition, Celltech has entered into a new strategic manufacturing alliance with Lonza for long-term supply of PEGylated antibody fragment-based products. This agreement, which complements Celltech’s existing manufacturing alliances with Biochemie (now Sandoz) and BioReliance, provides Celltech with flexibility in meeting accelerated development timelines for its early stage development portfolio.

Celltech’s product pipeline is as follows:

Product	Disease indication	Status	Partner(s)

Immune and inflammatory disorders

CDP 870	Rheumatoid arthritis	Phase III	Pfizer
CDP 870	Crohn’s disease	Phase II	Pfizer
PDE4 inhibitor	Asthma/COPD	Phase I	Merck
CDP 484	Inflammatory disease	Preclinical	—
CDP 323	Inflammatory disease	Preclinical	—

Cancer
CDP 860	Cancer	Phase II	—
CDP 791	Cancer	Phase I	—
CMC-544	Non-Hodgkin’s lymphoma	Phase I	Wyeth

Other
Zavesca	Gaucher disease	Approved	Actelion/Teva
CDP 923	Inherited storage disorders	Phase I	—

Strategic review of Celltech’s business

During the first half of 2003, Celltech has implemented a number of initiatives designed to streamline its pharmaceuticals business and further strengthen its R&D capabilities, as follows:

•	European sales force restructuring

In support of its strategy of focusing sales and marketing resources towards specialist prescribing audiences, Celltech has created new specialist marketing organisations in the UK and France during the first half of 2003, and has ceased promotion to primary care practitioners in these territories. The impact of this initiative will be a net reduction of approximately 100 positions, giving rise to exceptional charges of £4.3 million.

•	Restructuring of US manufacturing operations

Celltech’s satellite manufacturing facility in Santa Ana, California is no longer considered economic and will close during the second half of 2003, with residual manufacturing operations being transferred to its Rochester facility. This has given rise to an exceptional charge of £5.0 million, reflecting redundancy costs and short-term lease commitments, in addition to writing down the book value of the facility.

•	Integration of OGS

Celltech’s integration of OGS is progressing well, highlighting its successful track record in rapid and decisive integration of acquisitions. The first half financials reflect exceptional charges relating to redundancy charges, R&D projects to be discontinued and corporate costs totalling £2.0 million. In addition, provisions have been made against a number of onerous contracts, reflected as an adjustment to the value of the net assets acquired. Celltech believes that the acquisition of OGS will be cash neutral.

•	Discontinuation of CDP 571

Following the discontinuation of the development of CDP 571, Celltech has written off stock with a book value of £7.5 million. There is no cash impact associated with this write off. Separately, Celltech has previously announced settlement of its long-term CDP 571 manufacturing arrangement with Lonza, which will not result in any additional charges.

Exceptional charges reflected in the first half financial results are as follows:

European sales force restructuring	£4.3m
Closure of Santa Ana	£5.0m
Write-off of CDP 571 stock	£7.5m
OGS integration	£2.0m
Total exceptional charges	£18.8m

The total cash impact of the above will be approximately £9.0 million of which £2.8 million has been paid in the half year.

Integration of OGS

Celltech completed its acquisition of the issued share capital of OGS on 18 July 2003. The financial results of OGS have been consolidated within Celltech’s financial results with effect from 1 May 2003.

Celltech has completed its comprehensive review of OGS’ activities, and is progressing rapidly with its integration programme, which is planned to be substantially complete by the end of 2003. As previously highlighted, Celltech will adopt a number of OGS’ oncology research programmes within its own pipeline, and will retain approximately 40 research staff working in the oncology area, substantially strengthening Celltech’s existing oncology research activities. The costs associated with these activities will be accommodated within Celltech’s existing R&D budget.

Celltech also intends to undertake further development of OGT-923 (now renamed CDP 923), a second-generation product for the treatment of certain inherited storage disorders. Celltech believes CDP 923 represents an attractive commercial opportunity for in-house development. The first generation product,

Zavesca (miglustat) has now been approved in the US, Israel and Europe for the treatment of mild to moderate type 1 Gaucher disease for whom enzyme replacement therapy is not a therapeutic option. Zavesca will by marketed by Actelion in the US and Europe and by Teva in Israel.

Celltech is undertaking discussions with a number of interested parties regarding the disposal of the proteomics contract service business. It is anticipated that the disposal will be completed by the end of 2003. This business is currently self-funding and hence will not deplete Celltech’s cash resources. Celltech has also entered discussions regarding the spin out or divestment of OGS’ anti-fungal research programme.

At the time of its acquisition by Celltech on 1 May 2003, OGS had cash and liquid resources of £126.6 million. Celltech anticipates that, after restructuring charges, including staff redundancies, obligations under existing contracts and advisers’ fees, its acquisition of OGS will be cash neutral.

Peter Allen, CFO and Deputy CEO, commented: “We have delivered on our promise of a rapid integration of OGS, and believe that Celltech will derive substantial long-term value from this acquisition, which has been undertaken at broadly nil net cost. In particular, we see significant potential in OGS’ oncology activities and inherited storage disorders franchise, and are pleased that we have been able to attract a substantial number of high quality OGS scientific staff to Celltech.”

Pharmaceutical operations

The pharmaceuticals business performed well in the first half of 2003, with sales steady at £111.4 million (2002: £111.6 million at CER), notwithstanding a weak 2002/3 cough/cold season and the impact of Metadate CD wholesaler inventory stocking during the first half of 2002. Following its relaunch through Celltech’s newly formed specialist sales forces in the US and Europe, Dipentum has performed strongly with sales of £7.7 million. The US primary care sales force restructuring during 2002 has substantially increased the profitability of the US business, with sales and marketing expenditure decreasing by 16% to £32.5 million. Celltech has also restructured its sales forces in the UK and France, where it no longer requires a primary care presence, such that they will exclusively support specialist-focused products such as Dipentum.

Commenting on the outlook for Celltech, Dr. Goran Ando said: “We see an exciting period ahead for Celltech, with the continued clinical progress of CDP 870, and reaching important milestones with our early stage development pipeline. Celltech has in place all of the components required to transform it into a top tier global biotechnology company.”

Contacts:

Dr. Goran Ando	Chief Executive Officer	(44) (0) 1753 534655
Peter Allen	Deputy CEO and CFO
Richard Bungay	Director of Corporate Communications

Jon Coles	Brunswick (London)	(44) (0) 207 404 5959
Fiona Fong	Brunswick (London)

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe’s largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at www.celltechgroup.com.

Celltech desires to take advantage of the “Safe Harbor” provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the anticipated timing of clinical trials with CDP 870 and other development products, the ability of Celltech and its partners to successfully develop and launch CDP 870, the ability to enter product collaborations on suitable terms or at all, the status of Celltech’s collaboration with Merck on phosphodiesterase-4 inhibitors, and the financial impact of the integration of OGS by Celltech, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: pricing and product initiatives of the Company’s competitors, including the introduction of branded competition or generic substitution for the Company’s products, unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company’s expectations, failure to obtain and maintain required approvals for products from governmental authorities, unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products or marketed products, fluctuations in currency exchange rates, inability of the Company to market existing and new products effectively, the failure of the Company’s development, manufacturing and marketing partners to perform their contractual obligations and the risk of substantial product liability claims. Other factors that could affect these forward-looking statements are described in the Company’s reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company’s best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements.

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2003

Chief Executive’s Statement

In this, the first report to shareholders since my appointment as Chief Executive in April, I am outlining my initial impressions of Celltech and the areas we intend to focus on as we continue to build the company.

In my first few months at Celltech, I have been able to meet with many of our employees and to explore the business in some depth. It is evident that Celltech has most impressive research capabilities, including a globally competitive position in the design and production of antibody therapeutics. Naturally, our most advanced development candidate, CDP 870, is of considerable importance to Celltech, however I am also extremely excited by the potential of the early stage development pipeline.

Celltech’s origins were as a research boutique, feeding innovative new drugs into partnering arrangements with large pharmaceutical companies. Under the leadership of Dr. Peter Fellner, Celltech has undergone substantial transformation during the last few years through a series of acquisitions, highlighting Celltech’s impressive integration capabilities. This is most recently evidenced by the rapid and successful integration of Oxford GlycoSciences (OGS). As Celltech advances towards becoming a global biotechnology leader, we need to employ an adaptable business model to ensure we maximise our chances of success. This continuous review of the business model is a feature of all successful companies.

To ensure Celltech is successful in achieving its growth aspirations, we are beginning a process during 2003 of focusing resources towards our most important value drivers, with some of the key changes highlighted below.

The most critical activity for Celltech in the near term is ensuring our organisation is able to successfully develop and commercialise CDP 870 in Crohn’s disease, working alongside Pfizer, which is leading activities in rheumatoid arthritis. We are strengthening our late stage development and specialist marketing capabilities to ensure this is successful, and have put in place an innovative registration programme to deliver the best possible commercial profile for CDP 870 in Crohn’s disease.

Celltech is also focusing its R&D resources towards the delivery of a steady stream of high value candidates into development, and is aggressively advancing these products to proof of concept, whilst controlling our overall level of R&D expenditure. Reflecting this, we have recently initiated a Phase I trial with CDP 791 and will shortly initiate a Phase I trial with CDP 484, both of which are innovative studies aimed at quickly achieving proof of concept. We plan to further strengthen all aspects of our development organisation during the next 12 months to ensure delivery of rapid, robust and highly innovative development programmes.

Celltech’s self-funding profile is a key component of its business model. We aim to protect and grow key marketed products such as Dipentum and Tussionex through focused sales and marketing, and selected life cycle management. An important component is also the continued tight control of costs, and we aim to minimise those that are not specifically attributable to value generating activities. Celltech’s strong financial profile is well-illustrated by its excellent first half results, with net profit before exceptional items and goodwill increasing by 76% over the equivalent period last year. In addition to the continued generation of cash from its operations, Celltech’s growth aspirations are underpinned by a strong balance sheet with net funds plus loan notes repayable of £156.5 million at the half year.

Celltech’s management team is building action plans behind each of the initiatives outlined above to ensure we are successful in achieving each of our goals. I look forward to updating shareholders on our progress against these plans in future reports.

During my first few months as Chief Executive, I have been impressed most of all by the skill and enthusiasm of people at Celltech. The continued drive of our highly talented employees will help to ensure we are successful in meeting our goal of becoming a global biotechnology leader.

Dr Goran Ando, Chief Executive

18 August 2003

Overview

As a leading European biotechnology company with a strong R&D-centred business model, Celltech is well positioned in its goal of becoming a global biotechnology leader. Celltech has in place a number of important features to facilitate this transition, in particular its self-financing profile and its emerging specialist marketing capabilities, which will enable it to fully capitalise on the launch of its own biotechnology products.

In the near term this transition will be achieved through the successful development and commercialisation of CDP 870 alongside Pfizer, the world’s leading pharmaceutical company. In parallel, Celltech continues to build long-term shareholder value through the accelerated development of its early stage pipeline. Celltech has achieved a high level of productivity in its research activities, which will sustain a flow of innovative therapeutic approaches into development, creating substantial future value for shareholders. In order to maximise value creation and to actively manage its risk profile, Celltech will prioritise its R&D resources towards opportunities with the most potential, including selective partnering of programmes with leading pharmaceutical and biotechnology companies where their critical expertise and resources will leverage the greatest value from these products.

Celltech has continued to make good progress with its new product pipeline during the first half of the year, notwithstanding disappointing results with two of its partnered programmes, BMS-275291 for cancer and the phosphodiesterase4 lead compound for respiratory disease. Celltech is on track to commence Phase III studies with CDP 870 in Crohn’s disease during the second half of the year, using an innovative trial design involving pre-identification of patients most likely to benefit from treatment. In light of the more attractive profile of CDP 870 in Crohn’s disease, Celltech has decided to discontinue all development activities with CDP 571.

Celltech also continues to make exceptional progress with its early stage pipeline, with four products scheduled to enter Phase I studies during the course of 2003, and several innovative products expected to enter preclinical development during the next twelve months.

As Celltech grows its portfolio of antibody fragment based products, it is essential that robust long-term supply arrangements be in place for clinical trials and ultimate commercialisation of these products. Celltech recently entered into a long-term supply agreement with Lonza for the large-scale microbial manufacture of antibody fragment products, complementing its existing manufacturing agreements with Biochemie (now Sandoz) and BioReliance.

Celltech has also made excellent progress with the integration of OGS, which will further strengthen its emerging oncology efforts through the adoption of six OGS oncology research programmes within its own pipeline, along with the retention of approximately 40 research staff working in the oncology area. Celltech also intends to take on the development of OGT-923 (renamed CDP 923), OGS’ second-generation product for the treatment of certain inherited storage disorders (ISDs). The recent approvals of Zavesca, OGS’ first generation ISD product, in the US and Israel highlight a further area of value for Celltech from this acquisition. The additional costs associated with these activities will be accommodated within Celltech’s existing R&D budget, meeting the previously stated goal of providing valuable assets to the Group whilst being both cash and earnings neutral.

An important element of Celltech’s strategy is its self-funding profile, with revenues from its mature marketed products portfolio and royalty streams underpinning an internationally competitive level of investment in R&D. Celltech recorded a strong financial performance during the first half of 2003, with overall turnover increasing by 8% to £158.1 million (2002: £146.5 million at constant exchange rates (CER)) and net pre-tax profit before exceptional items and goodwill increasing by 76% to £20.9 million (2002: £11.9 million). On a proforma basis, the earnings per share for the half year were 6.4p (2002: 3.6p). On a statutory basis, the loss per share was 16.5p (2002: loss per share of 12.5p). Net funds at 30 June 2003, including the accelerated repayment due in September of the PowderJect convertible debt, amounted to £156.5 million.

As previously highlighted, Celltech is transitioning its pharmaceuticals business to enable it to successfully market specialist-focused pipeline products. This change is being facilitated partly through the relaunch of Dipentum, a gastrointestinal product acquired last year from Pharmacia, using our newly recruited specialist sales forces. Celltech’s product portfolio continues to provide a stable revenue stream, with overall product sales steady at £111.4 million (2002: £111.6 million at CER). Celltech is undertaking focused life cycle management activities to protect and grow revenues from its mature product portfolio.

Royalty income continued to grow strongly during the first half of 2003, increasing by 34 % to £46.7 million (2002: £34.9 million at CER), driven primarily by growth in its antibody engineering revenues. The impact of the weakening US dollar has been partially mitigated by gains on foreign exchange contracts of £5.8 million, included within royalty income.

Operating costs, before exceptional items and goodwill amortisation, were slightly below the level for the equivalent period last year at £94.9 million (2002: £96.7 million).

Strategic review of Celltech’s business

Celltech has begun implementation of a number of initiatives designed to streamline its pharmaceuticals business and further strengthen its R&D capabilities, in addition to ongoing activities in support of its strategy of focusing sales and marketing resources towards specialist prescribing audiences.

Celltech has created new specialist marketing organisations in the UK and France during the first half of 2003, and has ceased direct promotion to primary care practitioners in these territories. The impact of this initiative will be a net reduction of approximately 100 positions, giving rise to exceptional charges of £4.3 million.

Celltech’s manufacturing facility in Santa Ana, California will close during the second half of 2003, with certain manufacturing operations being transferred to its Rochester facility, giving rise to an exceptional charge of £5.0 million.

As highlighted above, Celltech’s integration of OGS is progressing as planned. The first half financial results reflect related exceptional charges incurred in the period totalling £2.0 million. In addition, provisions have been made against a number of onerous contracts, reflected as an adjustment to the value of net assets acquired and are detailed further in the notes to the financial statements.

Following the discontinuation of development of CDP 571, Celltech has written off stock with a book value of £7.5 million. There is no cash impact associated with this write off. Separately, Celltech has reached settlement on the cessation of its long-term CDP 571 manufacturing arrangement with Lonza, which will not result in any additional charges to the profit and loss account.

The total exceptional charges reflected in the first half financial results amounted to £18.8 million, and are detailed further in the financial review. The total cash impact is estimated to be £9.0 million with outflows of approximately £2.8 million during the first half of 2003. The majority of this cash outflow will be reflected in the 2003 financials.

OPERATIONAL REVIEW

New product development

Celltech is committed to maintaining an internationally competitive investment in R&D, enabling it to pursue a broad product pipeline. Celltech has built substantial expertise in autoimmune and inflammatory diseases, particularly in rheumatoid arthritis (RA) and inflammatory bowel disease (IBD). Celltech intends to further expand this expertise, in both research and development, to include further areas of high unmet medical need, including multiple sclerosis (MS) and systemic lupus erythamatosus (SLE). Celltech is beginning to enhance its development and marketing capabilities so it is able to successfully profile opportunities in specialised disease areas for commercial success. In larger disease markets, such as RA, Celltech is likely to continue its strategy of partnering with global leaders in order to leverage maximum value from its pipeline products.

Celltech is also building its expertise in oncology to provide a second area of therapeutic focus, which has been further strengthened through its recent acquisition of OGS. Celltech believes that it is able to generate substantial value through the application of its research technology platforms to generate novel new anti-cancer therapies. Since many cancers are typically treated using complex combinations of products, Celltech expects to continue partnering selected programmes where the critical expertise from leading oncology companies can enhance the successful development and commercialisation of its novel therapies.

Celltech’s pipeline is underpinned by its state-of-the-art technology platforms, including leading antibody technologies such as its PEGylated antibody fragment and SLAM technologies, and its small molecule screening collaboration with Neogenesis. Celltech continually reviews new technologies to ensure its research activities remain at the leading edge and are able to sustain a steady stream of innovative candidates into development. In parallel, Celltech continuously reviews the balance of its expenditure between research and development to ensure resources are applied to generating both mid- and long-term value.

Product	Status	Indication	Partner

Immune and inflammatory disorders

CDP 870	III	Rheumatoid arthritis	Pfizer

CDP 870	II	Crohn’s disease	Pfizer

PDE4 inhibitor	I	Asthma / COPD	Merck

CDP 484	Preclinical	Rheumatoid arthritis	—

CDP 323	Preclinical	Rheumatoid arthritis	—

Oncology

CDP 860	II	Cancer	—

CDP 791	I	Cancer	—

CMC-544	I	Non-Hodgkin’s lymphoma	Wyeth

Other

Zavesca	Approved	Gaucher disease	Actelion/Teva

CDP 923	I	Inherited storage disorders	—

Recent advances with Celltech’s development products are outlined in the pages to follow.

CDP 870

CDP 870 is Celltech’s next-generation anti-TNF alpha approach, being co-developed with Pfizer, a global leader in rheumatology. The anti-TNF alpha market is expected to generate over $3 billion in revenues in 2003, with substantial future growth anticipated through increased penetration and new disease indications. CDP 870, which utilises Celltech’s PEGylated antibody fragment technology, has demonstrated a fully competitive efficacy profile in Phase II studies in RA and Crohn’s disease, and has a convenient four-weekly subcutaneous dosing regimen.

Pfizer is responsible for development of CDP 870 in RA and initiated Phase III clinical trials during October 2002. This comprehensive programme, in which patients will be treated for up to 12 months, will assess the efficacy of CDP 870 both as monotherapy and in combination with other disease modifying drugs, including its effect on both signs and symptoms of disease as well as structural damage to joints.

Celltech is responsible for development of CDP 870 in Crohn’s disease and plans to initiate Phase III development during the second half of 2003. The Phase III programme will involve over 1000 patients in total and will incorporate both acute and chronic clinical endpoints. Phase II data in Crohn’s disease presented at the recent Digestive Disease Week (DDW) meeting highlighted that treatment with CDP 870 may be especially beneficial in those patients with elevated levels of C-reactive protein (CRP), a commonly measured inflammatory marker. In light of this finding, the Phase III programme will incorporate patient stratification using baseline CRP levels when determining response to treatment with CDP 870.

Current timelines envisage completion of the Crohn’s disease Phase III programme in time for simultaneous regulatory submissions with the RA indication. Based upon current timelines, CDP 870 has the potential to be the second biological therapy to reach the market in Crohn’s disease. Current sales of biological therapies in Crohn’s disease are estimated at around $600m, representing a very large and commercially attractive opportunity for Celltech.

CDP 571

As part of the strategic review following the appointment of Dr. Ando as CEO, Celltech has assessed the commercial potential for CDP 571 in light of the encouraging data generated using CDP 870 in Crohn’s disease and its superior product profile. In particular, Celltech’s review of the potential for CDP 571 on a named patient usage basis concluded that there is no significant patient population in which it would be uniquely helpful. In light of the modest need and commercial opportunity, Celltech does not intend to undertake any further development of CDP 571. As a consequence, Celltech has written off all remaining stocks of CDP 571, amounting to £7.5m, and has terminated its long-term supply agreement with Lonza Biologics, detailed further in the financial review. Celltech and Biogen have agreed to discontinue their collaboration on CDP 571.

CDP 484

CDP 484 is a PEGylated fragment targeting IL-1 beta, a key mediator of inflammatory diseases. Preclinical studies using antibodies to IL-1 beta have demonstrated potent anti-inflammatory effects, and it is believed that CDP 484 may have utility in a broad population of RA patients. The programme will have a particular focus on the large and rapidly growing segment of patients eligible for treatment with biological agents who do not respond to TNF alpha blockers, presenting a significant commercial opportunity. CDP 484 is expected to have similar dosing advantages over competitor approaches to that seen with CDP 870, with anticipated subcutaneous dosing every four weeks.

Following recent approval of its clinical trial exemption (CTX) in the UK, Celltech intends to initiate a Phase I clinical trial with CDP 484 during the second half of 2003.

CDP 323

CDP 323, a novel small molecule inhibitor of alpha 4 integrins, has shown encouraging efficacy in preclinical models of RA, with efficacy comparable to current “gold standard” treatments. Celltech plans to initiate Phase I studies using oral administration of CDP 323 during the second half of 2003. Research is also ongoing into the use of CDP 323 as a treatment for MS and Crohn’s disease.

Merck PDE4

As announced in May 2003, Celltech’s partner Merck suspended development of its lead PDE4 inhibitor, which was in Phase II development for asthma and COPD. Merck continues to progress back up compounds in Phase I development, which Celltech believes are encompassed within the existing collaboration.

CDP 860

CDP 860, an anti-PDGF beta receptor PEGylated antibody fragment, has recently completed a small Phase II proof-of-concept study to determine whether it is able to increase the permeability of tumours, which may facilitate an increased uptake of chemotherapeutic agents, thereby increasing their effectiveness. This pilot study, in which a single dose of CDP 860 was administered to patients with colorectal and ovarian cancer, indicated that CDP 860 was able to selectively increase blood flow into tumours.

Further development of CDP 860 will require access to significant oncology development expertise, including the exploration of its utility in a broad range of tumour types alongside existing chemotherapeutic regimens. Consequently, Celltech does not intend to carry out further in-house development of CDP 860, and has entered into discussions with potential partners for this programme.

CDP 791

CDP 791 is an extremely high affinity PEGylated antibody fragment targeting the VEGF pathway. Data published at the recent ASCO meeting from a clinical trial in colorectal cancer with an anti-VEGF antibody have highlighted the potential for this class of drugs as adjunctive agents to be used alongside existing chemotherapeutic regimens.

Preclinical studies with CDP 791 have demonstrated potent anti-angiogenic activity. Celltech recently initiated Phase I clinical studies with CDP 791 in patients with a range of advanced solid tumours that have failed to respond to standard therapies. This study is designed to provide rapid confirmation of target modulation.

Celltech is pursuing partnering discussions for CDP 791 with companies possessing significant oncology development expertise that have the ability to explore its utility in a broad range of tumour types alongside existing chemotherapeutic regimens.

CMC-544

CMC-544 is an anti-CD22 antibody linked to calicheamicin, a potent cytotoxic drug, using technology developed for the FDA-approved drug Mylotarg. Celltech’s partner, Wyeth, has recently initiated Phase I studies in Non-Hodgkin’s lymphoma with CMC-544.

Under the terms of Celltech’s collaboration, Wyeth funds the majority of clinical trial costs for CMC-544, with Celltech receiving a royalty on future sales of the product, if successfully commercialised.

Zavesca (miglustat)

Zavesca, acquired by Celltech through its purchase of OGS, is a first generation oral substrate reduction therapy (SRT) for the treatment of ISDs. Zavesca has now been approved in the US, Israel and Europe for the treatment of mild to moderate type 1 Gaucher disease for whom enzyme replacement therapy is not a therapeutic option. Actelion will market Zavesca in the US and Europe, and Teva will market the product in Israel, with Celltech receiving royalties on sales.

CDP 923 (formerly OGT-923)

As part of its integration of OGS, Celltech has assessed the potential for development of OGT-923 (now CDP 923), a second-generation SRT for the treatment of ISDs.

A recently completed Phase I single dose study confirmed findings from preclinical studies indicating that CDP 923 may lack certain of the toxicities of Zavesca. Celltech is initiating a Phase I multiple dose study to confirm these findings, and expects to complete this study by early 2004. If this study confirms earlier findings, Celltech believes CDP 923 represents an attractive commercial opportunity for in-house development.

Early stage pipeline

Celltech continues to make substantial advances with its portfolio of research programmes, encompassing both antibody- and small molecule-based approaches.

In particular, Celltech expects to enter a p38 MAP kinase inhibitor, CDP 146, into preclinical development towards the end of 2003. Celltech has generated a series of potent oral inhibitors of p38 MAP kinase, which have demonstrated potent anti-inflammatory effects in preclinical models. Celltech is undertaking further candidate characterisation and intends to select a development candidate in the second half of 2003. Other discovery opportunities, focused in Celltech’s core areas of autoimmune and inflammatory disorders and cancer, are continuing to progress well.

Access to high quality disease targets remains a priority for the Group. Celltech’s acquisition of OGS has provided a substantial number of high quality oncology targets, along with a team of skilled scientists, which will significantly enhance its growing focus in this area of high unmet medical need.

PHARMACEUTICALS

Sales of major products and royalty income

	2003 £ million	2002* £ million	% change
Tussionex	19.2	22.2	-14
Zaroxolyn	12.4	14.1	-12
Metadate CD	10.4	10.3	+1
Dipentum	7.7	—	nm
Delsym	5.8	3.7	+57
Generic methylphenidate	5.6	6.8	-18
Perenterol	4.2	4.3	-2
Coracten	3.2	2.8	+14
Semprex-D	2.0	1.5	+33
Ionamin	1.7	3.6	-53
Pediapred	1.0	2.1	-52
Other	38.2	40.2	-5
Total product sales	111.4	111.6	0
Antibody engineering	31.2	23.7	+32
Pertactin	3.4	4.6	-26
Asacol	3.1	3.8	-18
Mylotarg	1.5	1.5	0
Other	1.7	1.3	+31
Exchange gains on forward contracts	5.8	—
Total royalties	46.7	34.9	+34
Total sales	158.1	146.5	+8
Effect of exchange differences	—	9.1
As reported	158.1	155.6	+2

* At constant exchange rates (CER)

The current marketed product portfolio continues to provide Celltech with a stable revenue base, with first half 2003 sales steady at £111.4 million (2002: £111.6 million at CER). Excluding the impact of the acquisition of Dipentum in the second half of 2002, first half 2003 sales are lower than the equivalent period in 2002, primarily due to the continued planned reduction of wholesaler inventory levels, a weak cough/cold season in the US and wholesaler stocking of Metadate CD during the comparable period in 2002. Product sales and royalties are reported in the accompanying table at CER. The performances of major products were as follows:

Cough/cold products

Tussionex and Delsym, Celltech’s 12-hour acting cough/cold products, performed strongly in the first half of 2003, notwithstanding a weak US cough/cold season. Tussionex, a prescription-only anti-tussive agent, increased its prescription market share by 7%, with the impact of the weak season leading to slightly lower sales at £19.2 million (2002: £22.2 million at CER). Delsym, an over-the-counter cough medicine, continued to respond well to the introduction of a new pack size during 2002, with sales increasing by 57% to £5.8 million (2002: £3.7 million at CER).

Development of Codeprex, a codeine-based 12-hour acting product that will complement the cough/cold product range, continues according to plan with launch expected in 2004.

The cough/cold range represents an important component of Celltech’s existing business. Celltech will continue to fully support these products through both targeted life cycle management initiatives and continued promotion using its 170 representative US primary care sales force.

Zaroxolyn

This diuretic for the treatment of congestive heart failure maintained prescription levels, with sales slightly lower at £12.4 million (2002: £14.1 million at CER) due to a planned reduction in wholesaler inventory levels.

Celltech currently undertakes limited promotion of Zaroxolyn following the expiry of patent protection for this product during 2002.

Methylphenidate products

The attention deficit hyperactivity disorder (ADHD) market continues to be affected by the launch of new medications and formulations, and high levels of promotion from a number of companies. During 2002, Celltech repositioned Metadate CD, its once-daily formulation of methylphenidate, as a niche product, and has implemented a series of measures designed to maintain current sales levels with minimum promotional effort. This included publication of head-to-head data versus the leading once-daily methylphenidate product, Concerta, which demonstrated significant efficacy advantages for Metadate CD, and the introduction of 10mg and 30mg capsules to complement the existing 20mg capsule.

In Europe, Celltech has successfully completed bioequivalence studies for Equasym XL, the European brand name for Metadate CD, with regulatory filings having been made in the UK and the first launches planned in key European markets during 2004.

Whilst ADHD is not a core focus for Celltech, this franchise continues to be highly profitable and these products will continue to be promoted through the general sales force in the US and the specialist-focused sales forces in certain European territories.

Dipentum

Celltech acquired Dipentum, used in the treatment of ulcerative colitis, from Pharmacia in 2002. This product was relaunched in Europe during late 2002 and in the US at the beginning of 2003. Initial sales performance has been strong, particularly in the US where sales increased by 80% over the first half of 2002, prior to Celltech’s acquisition of the product. Celltech expects to grow sales of Dipentum substantially during the next few years, and this product provides an excellent opportunity for Celltech to build relationships with the IBD prescriber base ahead of the launch of CDP 870.

During the first half of 2003, Celltech has continued to reshape its pharmaceuticals business to reflect the future focus of its pipeline products, whilst taking measures to ensure the stability and profitability of the current marketed product range, which provides important cash flows to help support the Group’s innovative R&D efforts.

During 2002 Celltech created a new 30 person gastrointestinal sales force in the US, initially to market Dipentum, which covers approximately half of the prescribing base for currently marketed biological products in Crohn’s disease. It is Celltech’s intention to double the size of this sales force ahead of the launch of CDP 870, enabling coverage of the majority of prescribers of biological products in this area.

Following changes made during the last two years, Celltech has a significant commercial presence in most major European territories. During 2003, Celltech has significantly restructured its UK and French sales forces to focus primarily on specialist-based promotion. The new UK sales force comprises 25 representatives, focusing primarily on Dipentum, Coracten and ADHD products, in addition to NHS and Primary Care Trust liaison activities. Celltech’s specialist organisation of 23 representatives in France and Belgium will focus on Dipentum and ADHD products. These changes have given rise to a significant reduction in the overall number of representatives in these markets, with the costs of reorganisation reflected as an exceptional charge in the first half financials, detailed in the financial review. Following these changes, Celltech’s global sales organisation is now predominantly specialist-focused, with primary care sales forces remaining in the US, detailing mainly Celltech’s range of cough/cold products, Germany and Spain.

Celltech is undertaking a range of life cycle management initiatives to enhance revenues and to protect against generic competition when patents expire on its portfolio of mature marketed products. Following the successful introduction of Dipentum, Celltech will also continue to seek new specialist product opportunities that can be accommodated within its sales forces.

Celltech has continued to streamline its manufacturing operations, leading to the decision to close its satellite manufacturing facility in Santa Ana, which undertakes certain manufacturing activities for the Group’s methylphenidate-based products, during the second half of 2003. Due to the low utilisation of this plant in recent years, it has become more cost effective to source bulk methylphenidate from third party suppliers, and residual manufacturing operations will be transferred to the Group’s Rochester facility. The closure of Santa Ana has given rise to a one-off exceptional charge relating to redundancy and closure costs, detailed in the financial review.

FINANCIAL REVIEW

The financial results for the first half of 2003 reflect a strong operational performance by the Group, with operating profit before restructuring items and goodwill increasing by 81% against June 2002 results. Celltech is progressing its integration of OGS and expects to meet the Group’s previously stated goal of providing valuable assets to the Group on a cash and earnings neutral basis. Following the appointment of Dr. Ando in April 2003, Celltech has been undertaking a strategic review, leading to a number of one-off exceptional charges, totalling £18.8 million, reflected during the first half of 2003.

These initiatives will ensure the Group maintains a robust financial position to underpin its substantial investment in R&D ahead of the launch of its own pipeline products.

Except where stated, the discussion of financial results below uses constant exchange rate comparisons for all product sales and royalty figures, and historic exchange rate comparisons for all other figures. On the statutory basis, the net loss for the half year was £45.5 million and the loss per share was 16.5p. Discussion of overall financial performance for the year is based upon the operational profit and loss account, which excludes goodwill amortisation and exceptional items, and is derived from the statutory profit and loss account. Goodwill arises from accounting treatment of company acquisitions, representing the difference between the underlying fair value of the business and its acquisition price, and is written off over the useful economic life of those businesses. It is Celltech’s view that the operational performance is best assessed with reference to the financial results before taking account of either amortisation of goodwill or one-off exceptional items.

Operational profit and loss account for Celltech Group for six months to 30 June 2003

	2003 £ million	2002 £ million	% change
Sales	158.1	155.6	+2
Cost of sales	(43.8)	(48.8)	-10
Gross profit	114.3	106.8	+7
Research and development	(47.7)	(45.1)	+6
Sales, marketing and distribution	(32.5)	(38.8)	-16
Corporate and general administration	(14.7)	(12.8)	+15
Total expenses	(94.9)	(96.7)	-2
Operating profit before other income	19.4	10.1	+92
Other income	0.5	0.9	-44
Operating profit pre exceptional items and goodwill	19.9	11.0	+81
Interest	1.0	0.9	+11
Net profit pre exceptional items and goodwill	20.9	11.9	+76
Tax	(3.1)	(1.9)	+63
Net profit after tax pre exceptional items and Goodwill	17.8	10.0	+78
Earnings per share pre exceptional items and Goodwill	6.4p	3.6p	+78

Total sales in the first half of 2003 grew by 2% to £158.1 million (8% at CER). As noted in the operational review, product sales were affected by the planned destocking of wholesaler inventory channels, and were steady at £111.4 million (2002: £111.6 million at CER). The performance of individual products is detailed in the operational review. Royalty income continued to show strong growth, driven by a 34% increase at CER in antibody engineering related revenues, reflecting the robust growth in many of the underlying products. Celltech expects this revenue stream to decline during the next few years, due to the tapering of revenues associated with its December 2001 settlement agreement with Genentech. Gains on foreign exchange contracts of £5.8 million have partially offset adverse exchange movements on royalty income and US product sales.

Celltech expects to maintain a steady overall revenue stream during the next few years, with the anticipated growth in its portfolio of marketed products offset by declining royalty income due to the tapering of antibody engineering related revenues noted above.

The gross margin for the first half of 2003 was substantially higher than for the equivalent period in 2002. The impact of the weakening US dollar on gross margins has been partially offset by foreign exchange gains arising from currency hedging contracts of £5.8 million included within sales for the first half of 2003. The equivalent gains in 2002 were included as a credit to cost of sales, and amounted to £0.8 million. The main benefit to gross margin was from operating efficiencies in the US, which have improved margins on product sales, and from increased royalty receipts, which have a higher gross margin than product sales.

Operating expenses remain well controlled, with total costs 2% below the equivalent period in 2002. R&D expenses increased to £47.7 million (2002: £45.1 million), and are expected to increase during the second half of 2003 due to the initiation of several clinical studies during this period. The costs associated with the assimilation of certain OGS R&D activities will be accommodated within Celltech’s existing R&D budget. Sales, marketing and distribution expenses were substantially lower at £32.5 million (2002: £38.8 million), reflecting the full year impact of the US sales force restructuring carried out in the second half of 2002, in addition to the partial impact of European sales force restructuring carried out during the first half of 2003.

A key element of Celltech’s growth plans is the creation of substantial shareholder value through progressing innovative new therapeutic approaches. Consequently, Celltech anticipates maintaining its investment in R&D at its current level. As a result, Celltech does not anticipate significant growth in earnings during the next few years as it continues to invest in its innovative pipeline products.

OGS integration

On 26 February 2003, Celltech announced the terms of a cash offer for the issued and to be issued share capital of OGS. The offer was £1.82 for each OGS share, valuing the company at £102.3 million. The total cost of the acquisition was £106.1 million, including acquisition expenses of £3.8 million. As at 30 June 2003 the Group held 94% of OGS’ shares and had expended a total of £99.5 million. The remaining £6.6 million of expenditure is held within creditors. On 18 July 2003 Celltech announced that it had acquired 100% of OGS issued share capital.

Celltech has derived substantial value from its acquisition of OGS, in particular through its retention of the ISD franchise, made up of a royalty flow from Zavesca, the opportunity to rapidly develop CDP 923, and through the retention of OGS’ oncology research, including a number of high quality oncology targets and a team of skilled researchers. Celltech intends to dispose of two non-core assets acquired with OGS, the proteomics contract service business and anti-fungals research, in addition to exiting certain onerous contract and building leases.

OGS has been accounted for as a 100% subsidiary of Celltech as from 1 May 2003. The net assets acquired amounted to £144.4 million, including cash and liquid resources acquired of £126.6 million. Based upon the preliminary fair value adjustments to the assets acquired, accounting for businesses held for resale and provisions made against onerous contracts, including provisions for exiting certain onerous leases, no goodwill will have arisen on this acquisition.

Exceptional items

As highlighted in the operational review, Celltech has implemented a number of initiatives during the first half of 2003 designed to streamline its pharmaceuticals business and further strengthen its R&D capabilities, resulting in pre-tax exceptional charges totalling £18.8 million in the first half 2003 financials. Since certain of these items relate to the writing down of assets, the pre-tax cash impact of these items is estimated to be £9.0 million in total.

In support of its strategy of focusing sales and marketing resources towards specialist prescribing audiences, Celltech has created new specialist marketing organisations in the UK and France during the first half of 2003, and has ceased promotion to primary care practitioners in these territories. The impact of this initiative will be a reduction of approximately 100 positions, giving rise to exceptional redundancy charges of £4.3 million.

Celltech’s satellite manufacturing facility in Santa Ana, California is no longer considered economic and will be closed during the second half of 2003, with certain manufacturing operations being transferred to its Rochester facility. This has given rise to an exceptional charge of £5.0 million, reflecting redundancy costs and short-term lease commitments, in addition to writing down the book value of the facility.

Following the discontinuation of development of CDP 571, Celltech has written off stock with a book value of £7.5 million. There is no cash impact associated with this write off, since these stocks were manufactured in 2002 or before. Separately, Celltech has previously announced the termination of its long-term CDP 571 manufacturing arrangement with Lonza, which will not result in any additional charges.

Celltech’s integration of OGS is progressing well, highlighting its successful track record in rapid and decisive integration of acquisitions. The half-year financials reflect exceptional charges relating to OGS including redundancy costs for staff, R&D projects to be discontinued and corporate costs totalling £2.0 million. Additional costs for completing the integration will be incurred and will be reported in the full year results. Celltech anticipates that the acquisition of OGS will be cash neutral, notwithstanding the integration expenses.

Liquidity and financial items

The funding position of the Group remains strong, with net funds including PowderJect loan notes of £156.5 million as at 30 June 2003, including the $50 million (£30.3 million) senior loan notes repayable December 2003, and £8.2 million held in respect of the alternative financing arrangements for methylphenidate (see note 13d to the financial statements). Following the recent announcement of the acquisition of PowderJect by Chiron, Celltech has given notice to PowderJect requiring repayment of the £31 million in convertible loan notes, consequently this amount has been included within the net funds. Celltech anticipates a number of outgoings in the second half of 2003, including those relating to restructuring items, and does not anticipate any significant increase in its overall cash and liquid resources during the second half of 2003.

Interest income for the six months to June 2003 was slightly higher than the equivalent period in 2002, primarily due to higher average cash balances, including the impact of two month’s ownership of OGS.

The effective tax rate for the six months to June 2003 was 15% (2002: 16%). Due to the availability of tax losses, Celltech expects to maintain a tax rate of not more than 20% for at least three years, based upon the current fiscal environment in the US and UK.

Consolidated Profit and Loss Account

for the six months ended 30 June 2003

		Six months ended 30 June				6 months ended 30 June 2002		Year ended 31 December 2002
		2003	2003	2003
	Notes	Before exceptional items and goodwill £m	Exceptional items and goodwill £m	Total £m		Total £m		Total £m
Turnover		158.1	—	158.1		155.6		329.6
Cost of sales		(43.8)	—	(43.8)		(48.8)		(94.7)

Gross profit		114.3	—	114.3		106.8		234.9

Expenses:
Research and development		(47.7)	—	(47.7)		(45.1)		(95.7)
Selling, marketing and distribution expenses		(32.5)	—	(32.5)		(38.8)		(71.5)
General administrative expenses excluding exceptional items and goodwill charges		(14.7)	—	(14.7)		(12.8)		(26.8)
Exceptional items		—	(18.8)	(18.8)		—		—
Goodwill amortisation		—	(46.8)	(46.8)		(46.8)		(93.7)

Total expenses		(94.9)	(65.6)	(160.5)		(143.5)		(287.7)
Operating profit/(loss) before other income		19.4	(65.6)	(46.2)		(36.7)		(52.8)
Other operating income	2	0.5	—	0.5		0.9		8.1

Operating profit/(loss)		19.9	(65.6)	(45.7)		(35.8)		(44.7)
Net interest receivable		1.0	—	1.0		0.9		1.4

Profit/(loss) on ordinary activities before taxation		20.9	(65.6)	(44.7)		(34.9)		(43.3)
Tax on profit/(loss) on ordinary activities	3	(3.1)	2.3	(0.8)		0.6		(2.5)

Profit/(loss) on ordinary activities after taxation		17.8	(63.3)	(45.5)		(34.3)		(45.8)

Accrual for unpaid preference share dividend		(0.1)	—	(0.1)		(0.1)		(0.2)

Transfer to/(from) profit and loss reserve		17.7	(63.3)	(45.6)		(34.4)		(46.0)

Basic earnings per share	4	6.4p		(16.5	)p	(12.5	)p	(16.7	)p
Diluted earnings per share	4	6.4p		(16.5	)p	(12.5	)p	(16.7	)p

The pro-forma results of the Group for the comparative periods are presented on the final page of this interim statement.

The results presented above arise from continuing operations. The results of Oxford GlycoSciences PLC (“OGS”) have been consolidated as from 1 May 2003. Since the contribution from this business in the period is not material, no separate columnar disclosure has been provided (see note 10).

Consolidated Balance Sheet

as at 30 June 2003

	Notes	As at 30 June 2003 £m	As at 30 June 2002 £m	As at 31 December 2002 £m
Fixed assets
Goodwill		346.0	439.7	392.8
Intangible assets		45.5	13.1	47.1
Tangible assets		91.1	98.8	95.2
Investments	7	45.1	38.3	40.2

		527.7	589.9	575.3

Current assets
Businesses held for resale	11	7.2	—	—
Stocks		40.8	48.3	43.4
Debtors		55.6	56.5	76.6
Equity investments		—	0.5	—
Cash and liquid resources		190.0	98.8	105.1

		293.6	204.1	225.1
Creditors – amounts due within one year	8	(204.9)	(96.8)	(160.1)

Net current assets		88.7	107.3	65.0

Total assets less current liabilities		616.4	697.2	640.3
Creditors – amounts due after more than one year	8	(6.6)	(43.7)	(12.7)
Provisions for liabilities and charges	9	(91.6)	(71.3)	(63.2)

Net assets		518.2	582.2	564.4

Capital and reserves
Called up share capital	12	138.8	141.2	141.3
Share premium account		88.6	83.0	83.3
Other reserves		619.0	621.3	621.4
Profit and loss account		(328.2)	(263.3)	(281.6)

Shareholders’ funds		518.2	582.2	564.4

Consolidated Cash Flow Statement

for the six months ended 30 June 2003

	Notes	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	Year ended 31 June 2002 £m
Cash inflow from operating activities	a	43.7	16.5	49.4

Net cash inflow from returns on investments and servicing of finance		1.6	—	0.2

Taxation
Taxation paid		(6.1)	(0.9)	(4.4)
Taxation refunded		1.5	0.2	0.8

Taxation outflow		(4.6)	(0.7)	(3.6)

Capital expenditure and financial investment
Payments made to acquire fixed assets		(3.9)	(6.2)	(11.8)
Proceeds from sale of fixed assets		—	0.2	0.7
Proceeds from disposal of equity investments		—	0.8	1.1
Payments made to acquire intangible fixed assets including deferred consideration	8	(8.9)	(1.3)	(16.1)
Acquisition of own shares		(1.4)	—	—

Net cash outflow from capital expenditure and financial investment		(14.2)	(6.5)	(26.1)

Acquisitions and disposals of businesses
Acquisition of OGS, less cash acquired *	10	(72.4)	—	—
Cash funds from businesses held for resale		0.8	—	—

Net cash outflow from acquisitions and disposals of businesses		(71.6)	—	—

Net cash (outflow)/inflow before management of liquid resources and financing		(45.1)	9.3	19.9

Management of liquid resources		16.0	11.7	30.1

Financing
Receipts from issuing shares		0.4	1.6	2.0
Capital element of finance lease rental payments		—	(0.2)	(1.1)
Utilisation of loan facility		32.5	—	—

Net cash inflow from financing		32.9	1.4	0.9

Increase in cash in the period	b	3.8	22.4	50.9

* The total cost of the OGS acquisition including transaction costs is £106.1 million of which £99.5 million was paid in the period. OGS cash and liquid resources acquired totalled £126.6 million (cash of £27.1 million and liquid resources of £99.5 million).

Notes to the Consolidated Cash Flow Statement

for the six months ended 30 June 2003

(a) Net cash inflow from operating activities	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	Year ended 31 December 2002 £m
Operating loss	(45.7)	(35.8)	(44.7)
Exceptional items	18.8	—	—

Operating loss before exceptional items	(26.9)	(35.8)	(44.7)
Goodwill amortisation	46.8	46.8	93.7
Intangibles amortisation	1.6	—	1.0
Depreciation	6.5	7.0	13.3
(Increase)/decrease in stocks	(5.4)	(4.0)	0.1
Decrease/(increase) in debtors	22.9	25.7	0.9
Increase/(decrease) in creditors	5.5	(21.0)	(9.7)
Settlement of fair value provisions	(4.5)	—	—

Net cash inflow from operating activities before exceptional items	46.5	18.7	54.6
Outflow relating to exceptional items	(2.8)	(2.2)	(5.2)

Net cash inflow from operating activities	43.7	16.5	49.4

(b) Reconciliation of net cash flow to movement in net funds	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	Year ended 31 December 2002 £m
Increase in cash in the period	3.8	22.4	50.9
Management of liquid resources	(16.0)	(11.7)	(30.1)
Liquid resources acquired with subsidiaries	99.5	—	—
(Increase)/decrease in debt and finance leases	(32.5)	0.2	1.1

Change in net funds	54.8	10.9	21.9
Exchange differences	(1.5)	(0.4)	(2.8)

Movements in the period	53.3	10.5	19.1
Opening net funds	72.2	53.1	53.1

Closing net funds	125.5	63.6	72.2

(c) Analysis of net funds	As at 1 January 2003 £m	Acquisitions £m	Cash flow £m	Exchange Movements £m	Reanalysis £m	As at 30 June 2003
Cash	81.1	—	3.8	(2.4)	—	82.5
Liquid resources	24.0	99.5	(16.0)	—	—	107.5
Finance leases	(1.7)	—	—	—	—	(1.7)
Loans	(31.2)	—	(32.5)	0.9	—	(62.8)

Net funds	72.2	99.5	(44.7)	(1.5)	—	125.5
PowderJect loan notes *	—	—	—	—	31.0	31.0

Net funds including PowderJect loan notes	72.2	99.5	(44.7)	(1.5)	31.0	156.5

* See Note 7

Consolidated Statement of Total Recognised Gains and Losses

for the six months ended 30 June 2003

	6 months ended 30 June 2003	6 months ended 30 June 2002	Year ended 31 December 2002
	£m	£m	£m
Consolidated loss for the period/year	(45.5)	(34.3)	(45.8)
Exchange adjustments on retranslation of net assets of subsidiary undertakings	(1.1)	(4.4)	(11.0)

Total recognised losses for the period/year	(46.6)	(38.7)	(56.8)

Reconciliation of movements in shareholders’ funds

for the six months ended 30 June 2003

	6 months ended 30 June 2003	6 months ended 30 June 2002	Year ended 31 December 2002
	£m	£m	£m
Shareholders’ funds at start of period	564.4	619.2	619.2

Total recognised losses for the period	(46.6)	(38.7)	(56.8)
Ordinary share capital issued (net of expenses)	6.3	1.7	2.0
Preference shares redeemed (par value)	(3.5)	—	—
Preference shares redeemed (interest)	(2.4)	—	—

Net movement in shareholders’ funds	(46.2)	(37.0)	(54.8)

Shareholders’ funds at end of period	518.2	582.2	564.4

Notes to the Financial Statements

for the six months ended 30 June 2003

1 Basis of preparation

(a) The financial information contained in this half-year report has been prepared on the basis of the accounting policies set out in the Group’s audited accounts for the year ended 31 December 2002.

(b) The half-year report was approved by the Board of Directors on 18 August 2003. The financial information for the six months ended 30 June 2003 is unaudited, but has been reviewed in accordance with the Auditing Practices Board guidance by KPMG Audit Plc.

(c) The comparative figures for the financial year ended 31 December 2002 are not the Company’s statutory accounts for that financial year. Those accounts have been reported on by the Company’s auditors and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

(d) The Group does not publish financial information for its half-year results under US generally accepted accounting principles.

2 Other operating income

Other operating income is in respect of milestones of £0.5 million. The 30 June 2002 income was in respect of milestones of £1.6 million less a £0.7 million write off required in respect of the Group’s equity investments.

3 Taxation

Taxation has been provided at a rate approximate to that estimated to apply for the 12 months to 31 December 2003. The charge includes federal and state taxes payable in the US and other overseas territories. A tax credit of £2.3 million has been taken on the exceptional items of £18.8 million, which have arisen in the period.

4 Earnings per share

Basic

The calculation of earnings per share is based on the loss after taxation for the six months of £45.6 million (2002:loss £34.4 million) and the weighted average number of ordinary shares in issue of 276.2 million (2002: 275.2 million). In addition the basic earnings per share before goodwill amortisation and exceptional items in respect of the six months ended 30 June 2003, based upon a profit of £17.7 million, is provided.

Diluted

Due to the loss making position of the Group, the exercise of share options and conversion of preference shares do not increase the basic loss per share and therefore according to FRS14 the basic and diluted loss per share remain the same. However, the 30 June 2003 earnings per share before goodwill and exceptional items has been adjusted for the dilutive effect.

The diluted EPS for the six months ended 30 June 2003, before goodwill amortisation and exceptional items, calculated in accordance with FRS 14, is 6.4p. The numerator is £17.8 million. The weighted average number of shares used for the dilution calculation is 277.5 million.

5 Exchange rates

The Group uses the average exchange rates prevailing during the period to translate the results of overseas subsidiary undertakings and the period-end rates to translate the net assets of those undertakings. The currency which most influences the Group’s results is the US dollar and the relevant exchange rates are as follows:

US$/Sterling	30 June 2003	30 June 2002	31 December 2002
Period average	1.61	1.45	1.50
Period end	1.65	1.53	1.60

6 Exceptional items

30 June 2003 £m
Write off of CDP571 stocks	7.5
Closure of Santa Ana manufacturing facility	5.0
French sales force restructuring	2.2
UK sales force restructuring	2.1
OGS integration	2.0

18.8

CDP571

Following a recent review Celltech determined that the commercial opportunities for CDP571, including its use on a named patient basis, would not be actively pursued. Consequently the stock of CDP571 held as at 31 December 2002 (£7.5 million) has been written down to £nil.

Closure of Santa Ana manufacturing facility

On 3 June 2003 Celltech announced the closure of its manufacturing facility in Santa Ana, California. This site produced various methylphenidate products. Production associated with the tableting and packaging of these products will be transferred to the Group’s facility in Rochester, New York. The closure costs relate primarily to redundancy, lease commitments and asset write-downs.

UK and French sales force restructuring

Both the UK and French sales forces have been restructured from primary care to specialist focus. The bulk of the costs in both locations relate to redundancy and related expenditure to termination.

OGS integration

This relates to ongoing costs of integrating the business. Primarily redundancy costs for staff, costs incurred to date on OGS research and development projects to be discontinued and OGS corporate costs.

7 Fixed asset investments

Investments include two five year convertible loan notes issued by PowderJect Pharmaceuticals plc, one for £25 million issued on 2 October 2000 and a second for £6 million issued on 30 March 2001. These were issued at par, pay interest half yearly at 4% per annum and have a yield to maturity of 7%. Interest is being accrued and credited in the profit and loss account at the 7% rate. Alternatively the loan notes convert into PowderJect ordinary shares at a fixed price of £7.19. On 8 July 2003 PowderJect Pharmaceuticals Plc announced that a recommended cash offer made by Chiron had been declared unconditional. At Celltech’s option the loan notes became repayable in the event of a take over of PowderJect and Celltech has exercised this option. Consequently the two loan notes, which together have a par value of £31 million, will be repaid along with the outstanding interest on 10 September 2003.

With the acquisition of OGS (see note 10) the Group inherited a further £4.3 million of investment in Neogenesis. This takes our total investment in this company to £11.3 million representing approximately a 10.7% shareholding in Neogenesis.

Notes to the Financial Statements

Continued

8 Creditors

At 30 June 2003, the Group had recorded the following liabilities:

	Current As at 30 June 2003 £m	Long-term As at 30 June 2003 £m	Current As at 31 December 2002 2002 £m	Long-term As at 31 December 2002 2002 £m
Loans	62.8	—	31.2	—
Trade creditors, accruals and other	129.2	2.8	111.4	2.9
Corporation taxes	3.3	—	5.0	—
Deferred consideration	8.7	3.0	11.7	8.9
Finance leases	0.9	0.8	0.8	0.9

	204.9	6.6	160.1	12.7

The deferred consideration is in respect of our acquisition of Dipentum, which was made during the year ended 31 December 2002. In the period to 30 June 2003 we have settled a further £8.9 million of this balance and consequently the remaining deferred consideration is £11.7 million compared with £20.6 million as at 31 December 2002.

9 Provisions for liabilities and charges

	Deferred tax	Restructuring integration and other	Non-Insured Claims	Fair value	total
	£m	£m	£m	£m	£m
Balance at 1 January 2003	57.3	3.0	2.9	—	63.2
OGS adjustments	—	—	—	28.9	28.9
(Utilisation)/increase in period	(3.4)	6.0	1.4	(4.5)	(0.5)

At 30 June 2003	53.9	9.0	4.3	24.4	91.6

The fair value provisions were made to the OGS balance sheet on acquisition (see note 10 below). The provisions relate to onerous lease and other obligations including contractual redundancy payments to former Directors of the Company in the event of a take over. We currently anticipate that a significant proportion of these obligations will be settled by the end of the year.

The restructuring, integration and other provisions remaining as of 30 June 2003 relate primarily to closure costs associated with Santa Ana and the remaining expenditure to be incurred in respect of the French and UK sales force restructurings (see note 6). We currently anticipate that a significant proportion of these costs will have been incurred by the end of the year.

10 Acquisitions

On 26 February 2003, Celltech announced the terms of a cash offer for the entire issued and to be issued share capital of OGS. The offer was £1.82 for each OGS share, valuing the company at £102.3 million. On 11 April 2003 the Board of OGS recommended that shareholders accept the offer by Celltech. On 4 June 2003 Celltech announced that it had purchased or received valid acceptances in respect of 90.3% of the issued share capital of OGS, and had commenced the procedure for the compulsory acquisition of the remaining OGS shares. On the 18 July 2003 the process was completed and OGS was de-listed from the London Stock Exchange on 21 July 2003.

The assets and liabilities of OGS acquired are as follows:

	Book Value	Businesses held for resale	Fair value adjustments	Total fair value
	£m	£m	£m	£m
Fixed assets	13.6	(8.0)	(5.6)	—
Investments	11.3	(5.8)	(1.2)	4.3
Stocks	0.2	(0.2)	—	—
Debtors	9.4	(2.9)	(3.7)	2.8
Cash and liquid resources	126.6	—	—	126.6
Creditors	(8.5)	0.7	1.1	(6.7)
Provisions	—	—	(28.9)	(28.9)
Deferred income	(8.2)	8.2	—	—
Businesses held for resale	—	8.0	—	8.0

Net assets acquired	144.4	—	(38.3)	106.1
Total consideration				(106.1)

Goodwill				—

Based on the preliminary fair values no goodwill arises on this transaction.

Fair value adjustments have been made to the book value of the assets and liabilities to adjust where applicable the carrying value of certain assets and liabilities. The above fair values are preliminary and will be further reviewed based on additional information available at 31 December 2003 and the fair value attributed to the businesses held for disposal are in particular sensitive to ongoing discussions with third parties.

The total cost of the acquisition was £106.1 million, which includes acquisition expenses of £3.8 million. With the acquisition we inherited cash and liquid resources of £126.6 million. As at 30 June 2003 the Group held 94% of OGS’ shares and had expended a total of £99.5 million. The remaining £6.6 million of expenditure (£6.4 million for shares, £0.2 million further deal costs) is held within creditors.

The following table summarises the cash flows involved with the acquisition:

£m
Cost of shares	(102.3)
Transaction costs	(3.8)

Total cost	(106.1)
Costs provided within creditors	6.6
Cash acquired with OGS	27.1

As at 30 June – movement per cash flow	(72.4)
Liquid resources acquired with OGS	99.5

As at 30 June – cash and liquid resources inflow	27.1

The turnover and operating loss of the OGS business, before restructuring and goodwill items, consolidated by the Group for the period since acquisition are £nil and £1.0 million respectively.

11 Businesses held for resale

We have identified certain businesses within OGS which are to be held for immediate disposal, primarily the proteomics business. In accordance with FRS2 ‘Accounting for Subsidiary undertakings’ these businesses are not consolidated and are held within current assets at their estimated net realisable value.

12 Called up share capital

There were 277.6 million ordinary shares of 50p each in issue at 30 June 2003.

On 31 March 2003 3.5 million convertible redeemable cumulative preference shares were converted into ordinary shares at a price of £3 per share. In addition the unpaid interest accrual of £2.4 million on these preference shares was also converted to ordinary shares at a price of £3 per share. In total 1,956,798 new ordinary shares were issued on the conversion of the preference shares equating to a redemption of £5,870,394 of preference shares and related interest.

13 Contingent liabilities

Group contingent liabilities in relation to litigation concerning Ionamin, MedImmune, Lonza and self-insurance in relation to methylphenidate were disclosed in the financial statements for the year ended 31 December 2002. Since the publication of the financial statements for the year ended 31 December 2002, the significant changes in relation to these matters have been as follows:

(a) Ionamin

Since the publication of the financial statements on 17 March 2003, approximately 215 new cases have been served upon the Company. Since the publication of those statements, approximately 100 additional cases have been dismissed without payment of any sums by way of damages or costs to third parties (bringing the total dismissed without liability to approximately 5,200), approximately 600 more dismissals are pending. This leaves a total of approximately 400 cases that have neither been dismissed nor are pending dismissal as of August 2003 (as compared to approximately 200 such cases at 17 March 2003).

(b) MedImmune

Celltech lost its appeal by a majority decision against the UK Courts decision to dismiss its US claim against MedImmune for refusal to pay royalties under its patent licence relating to Synagis® (as explained in the 2002 Annual Report). Celltech is now considering a further appeal to the House of Lords. Legal costs for pursuing this action to date have been provided within creditors.

Separately, in April 2003 Celltech received a complaint filed by MedImmune in the US District Court, Central District of California. MedImmune’s suit asserts claims under antitrust and unfair competition laws seeking to challenge the legality of Celltech’s settlement agreement with Genentech (announced in

December 2001) relating to the settlement of interference proceedings before the US Patent Office and involving Celltech’s Boss patent and a then pending Genentech US patent application (known as Cabilly) covering the manufacture of a broad range of antibody or antibody fragment products. The claim also challenges the validity and enforceability of Genentech’s Cabilly patent. The complaint also names as defendants Genentech and City of Hope National Medical Centre (co-owner with Genentech of the Cabilly patent). Celltech is refuting any basis for such a complaint.

(c) Lonza

On 14 July 2003 Celltech announced that it had entered into a long-term supply agreement with Lonza, under which Lonza will manufacture PEGylated antibody fragment based drugs for Celltech at its microbial production facility. At the same time Celltech and Lonza announced a settlement for the termination of the CDP571 manufacturing agreement. The Group had provided as at 31 December 2002 for management’s best estimate of the amounts expected to materialise from the termination of this agreement. The terms of the settlement have not resulted in any additional charge to the profit and loss account.

(d) Self Insurance

Since 20 September 2001 the Group has been required to increase its levels of self insurance in respect of methylphenidate. Accordingly the Group has decided to retain a level of self insurance of up to £10 million, to establish its own captive insurer and to enter into alternative financing arrangements in respect of an additional £40 million. No methylphenidate claims have been received since 20 September 2001.

In respect of the captive insurer the Group has recognised a provision of £4.3 million for exposures on potential non-insured claims in existence as at 30 June 2003 (£1.5 million as at 30 June 2002, £2.9 million as at 31 December 2002).

Independent Review Report by KPMG Audit Plc to Celltech Group plc

Introduction

We have been engaged by the company to review the financial information and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

KPMG Audit Plc

Chartered Accountants

London

18 August 2003

Proforma Financial Statements for Celltech Group

Celltech acquired Medeva on 26 January 2000. The proforma financial statements of Celltech Group set out below detail the performance as though the entities had been merged for the entire period, excluding exceptional items and goodwill amortisation.

	6 months ended 30 June 2003 £m	6 months ended 30 June 2002 £m	6 months ended 30 June 2001 £m	6 months ended 30 June 2000 £m	Year ended 31 December 2002 £m
Turnover	158.1	155.6	134.6	114.5	329.6
Cost of sales	(43.8)	(48.8)	(41.9)	(33.7)	(94.7)

Gross profit	114.3	106.8	92.7	80.8	234.9

Investment in research and development	(47.7)	(45.1)	(41.7)	(35.9)	(95.1)
Sales, marketing and distribution	(32.5)	(38.8)	(31.0)	(25.0)	(71.5)
Corporate and general administrative	(14.7)	(12.8)	(12.6)	(14.6)	(27.4)

Total expenses	(94.9)	(96.7)	(85.3)	(75.5)	(194.0)

Operating profit before other income	19.4	10.1	7.4	5.3	40.9
Other operating income	0.5	0.9	17.8	4.1	8.1

Operating profit	19.9	11.0	25.2	9.4	49.0
Net interest receivable	1.0	0.9	2.2	0.7	1.4

Profit before tax	20.9	11.9	27.4	10.1	50.4
Taxation	(3.1)	(1.9)	(4.6)	(1.4)	(7.6)

Profit after tax	17.8	10.0	22.8	8.7	42.8

Basic Earnings per share	6.4p	3.6p	8.3p	3.4p	15.5p

END